[Chapman and Cutler LLP Letterhead]

September 3, 2021

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Ms. Lithotomos

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A (the “Registration Statement”) for Amplify ETF Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement relates to the Amplify Digital & Online Trading ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff requests information for all blanks, brackets, and otherwise missing information is provided reasonably in advance of effectiveness for review.

Response to Comment 1

The Fund confirms it will provide all required information in advance of effectiveness in accordance with the Staff’s request.

Comment 2 – General

The Staff requests the Fund provide the index methodology (the “Methodology”) for the BlueStar® Global E-Brokers and Digital Capital Markets Index (the “Index”) for the Staff’s review.

Response to Comment 2

The Fund will provide the Methodology to the Staff in supplemental correspondence.

Comment 3 – Fees and Expenses

The Staff requests that if the Fund does not have a 12b-1 plan, consider removing it from the line item in the fee table.

Response to Comment 3

The Fund notes that the Amplify ETF Trust (“Trust”) has adopted a plan of distribution pursuant to Rule 12b-1 under the 1940 Act pursuant to which the Fund may reimburse the Distributor up to a specified amount, subject to the approval of the Trust’s board of trustees (“Trustees”). While the Fund does not currently pay, and has no current intention to pay, 12b-1 fees, in the event 12b-1 fees are implemented in the future, the Trustees will approve the commencement of such payments and receive and review a written report provided by the Distributor of the amounts expended under the 12b-1 Plan. Therefore, the Fund believes the line item is relevant and no revisions to the disclosure are necessary.

Comment 4 – Fees and Expenses

The Staff requests the Fund please provide fees and expenses in advance of effectiveness for the Staff’s review.

Response to Comment 4

The fees and expenses for the Fund are as follows:

FUND FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.59%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.59%

1.	Estimate based on the expenses the Fund expects to incur for the current fiscal year.

Comment 5 – Example

The Staff requests the Fund please provide fees and expenses in advance of effectiveness for the Staff’s review.

Response to Comment 5

The Fund’s Example has been revised as shown below.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS
$59	$189

Comment 6 – Principal Investment Strategies

The Staff requests the Fund consider revising the first paragraph under the section entitled “Principal Investment Strategies” to reference the name of the Index.

Response to Comment 6

The prospectus has been revised in accordance with the Staff’s comment.

Comment 7 – Principal Investment Strategies

The Staff notes the following disclosure in the Fund’s principal investment strategies:

“The Index targets coverage of 99% of the investible universe, and has a minimum number of components of 35, with a minimum of 25 components in the Online and Digital Platform Tier and a maximum of 10 components from the Securities Exchange Tier.”

Please clarify this disclosure to explain in greater detail the investible universe the Index seeks to target.

Response to Comment 7

In accordance with the Staff’s comment, the above-referenced disclosure has been revised as follows:

“The Index targets inclusion of 98% of the companies in this investible universe, and has a minimum number of 25 components. To accomplish these targets, the Index Provider sorts all the stocks in the investable universe based upon such company’s free-float market capitalization in descending order. Free-float market capitalization is calculated by taking the equity’s price and multiplying it by the number of shares readily available in the market. Companies covering the top 95% of the free-float market capitalization initially qualify for selection. If the coverage is still below the target company inclusion or the number of components is less than the required minimum number of components, the largest remaining eligible companies, up to a 99.5% free-float market capitalization, will be selected until the target coverage and minimum number of components is reached.”

Comment 8 – Principal Investment Strategies

The Staff notes the following disclosure in the Fund’s principal investment strategies:

“A “business day” means any day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in Frankfurt, Germany.”

Please supplementally explain to the Staff the significance of Frankfurt, Germany.

Response to Comment 8

The Fund notes that MV Index Solutions GmbH (“MVIS”) develops and maintains the Index and is headquartered in Frankfurt, Germany. Therefore, the Index definition of “business day” includes Frankfurt, Germany as MVIS operates principally from there.

Comment 9– Principal Risks

The Staff requests the Fund consider adding additional risk disclosure specific to the Securities Exchange Tier.

Response to Comment 9

In accordance with changes in the Index and as reflected in the Fund’s revised “Principal Investment Strategy” prospectus section available in Exhibit A, there no longer is a “Securities Exchange Tier” in the Index and as such, no corresponding risk has been added.

Comment 10 – Principal Risks

Please list the Principal Risks in order of importance rather than alphabetically. See ADI 2019-08 – Improving Principal Risk Disclosure. .

Response to Comment 10

The Fund respectfully declines the Commission’s request to revise the Fund’s risk disclosures. Form N-1A and the relevant Rules thereunder detail what is required of information in a prospectus and how that information must be presented. No requirement to Form N-1A restricts a fund from ordering its principal investment risks alphabetically, and the Fund’s current disclosure is consistent with the requirements of Form N-1A and the Rules thereunder. Further, the Fund believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors.

Comment 11 – Principal Risks

The Staff notes the “Digital Assets Risk” under the “Principal Risks” section of the prospectus. Please confirm whether the Fund will have direct holdings or exposure to digital assets (i.e., bitcoin futures or the Grayscale trust).

Response to Comment 11

The Fund confirms the Fund will not have direct holdings or exposure to digital assets. The Digital Assets Risk has been revised in accordance with the Staff’s comment. The revised disclosure appears below.

Digital Assets Risk. While the Fund will not directly invest in digital assets, certain of the Fund’s investments may be subject to the risks associated with investing in digital assets. The technologies underpinning digital assets are highly disruptive, and the future successes of such technologies are highly uncertain. Further, because the development of digital asset technologies is in a nascent stage, digital asset companies may be rapidly eclipsed by newer and more disruptive technological advances that render current digital assets or technologies outdated or undesirable. Further, digital asset companies may be subject to the risks posed by conflicting intellectual property claims among digital assets, which may reduce confidence in the viability of a digital asset. Because of the uncertainty of digital asset technologies, the values of the securities of these companies may be highly volatile. Digital assets may be traded on exchanges that are unregulated and often located outside the United States. Digital asset exchanges may stop operating or permanently shut down due to fraud, theft, disruption, technical glitches, hackers, malware or security compromises or failures in the underlying blockchain, ledger or software. Digital Assets are also at risk of possible manipulation and vulnerabilities surrounding the use of third-party products, which may be subject to technical defects beyond a company’s control. Further, digital assets are not maintained in traditional custodial arrangements, and instead are typically held in “wallets,” which are public digital addresses accessible only by “private keys.” If a private key is stolen, lost, damaged or destroyed, the digital assets attributable to such private key may be irreversibly lost without the possibility of recovery. Over their short history, digital assets have experienced tremendous price volatility compared to traditional asset classes, and may experience significant illiquidity in stressed market conditions. The values of digital assets should not be expected to be connected or correlated to traditional economic or market forces, and the value of the investments in digital assets could decline rapidly, including to zero, as a digital asset may decline in popularity, acceptance or use, thereby impairing its price.

Many companies often employ the technology surrounding digital assets to optimize their business practices, whether by using the technology within their business or operating business lines involved in the operation of the technology. There are currently relatively few companies for which digital assets represent an attributable and significant revenue stream. Because of this, the financial strength of companies associated with digital assets and the digital assets market may not be a reflection of their actual connection and exposure to digital assets, but rather a result of other business operations.

Comment 12 – COVID-19

The Staff requests the Fund consider whether its risk disclosure in the prospectus should be revised to contemplate the COVID-19 pandemic. If the Fund believes no additional disclosure is warranted in the prospectus, please explain to the Staff the basis for that belief.

Response to Comment 12

The Fund has replaced its “Market Risk” in its Prospectus to provide the following:

Market Risk. Market risk is the risk that a particular security owned by the Fund or the Shares in general may fall in value, including the possible loss of the entire principal amount that you invest. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices, and changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility. Overall security values could decline generally or could underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Fund and its investments. For example, the COVID-19 pandemic and efforts to contain its spread resulted in extreme volatility in the financial markets. While the development of vaccines has slowed the spread of the disease, there is no guarantee that the vaccines will be effective against emerging variants of the disease. As the global pandemic illustrated, such events may affect certain regions, sectors and industries more significantly than others. Such events could also adversely affect the prices and liquidity of the Fund’s portfolio securities or other instruments and could result in disruptions to trading markets. Any of such circumstances could materially negatively impact the value of the Fund’s Shares and result in increased market volatility. During any such events, the Fund’s Shares may trade at an increased premium or discount to its NAV.

The Fund further notes the “Market Events Risk,” which appears in the Fund’s Statement of Additional Information, and details the risks associated with health crises, including the COVID-19 pandemic, to the Fund.

Comment 13 – Principal Risks

The Staff requests the Fund add additional risk disclosure for Special Purpose Acquisition Companies (“SPACs”).

Response to Comment 13

The Fund has revised its disclosure to include a SPAC risk, which is provided below:

Special Purpose Acquisition Companies Risk. SPACs have no operating history or ongoing business other than seeking acquisitions. The value of a SPAC’s securities is particularly dependent on the ability of its management to identify and complete a profitable acquisition. There is no guarantee that the SPACs in which the Fund may invest will complete an acquisition or that any acquisitions completed by the SPACs in which the Fund may invest will be profitable. Public stockholders of SPACs may not be afforded a meaningful opportunity to vote on a proposed initial business combination because certain stockholders, including stockholders affiliated with the management of the SPAC, may have sufficient voting power, and a financial incentive, to approve such a transaction without support from public stockholders. As a result, a SPAC may complete a transaction even though a majority of its public stockholders do not support such a business combination. SPACs in which the Fund may invest may pursue acquisitions only within a certain industry or geographic location, which may increase the volatility of their prices. An investment in SPACs may also have little or no liquidity and may be subject to restrictions on resale.

Comment 13 – Principal Risks

The Staff requests the Fund add additional risk disclosure specific to Spin-off Companies.

Response to Comment 13

The Fund has revised its disclosure to include a Spun-off Company Risk, which is provided below:

Spun-off Company Risk: The Fund may invest in a newly spun-off company. Companies may be spun-off from a parent company for any number of reasons, including that they possess one or several unattractive characteristics in the view of the parent company, such as low growth prospects, high capital requirements or an unfavorable capitalization structure. Investments in spun-off companies are subject to the risk that any of these characteristics will adversely affect the value of investments in the spun-off companies. Spun-off companies may also encounter difficulties because they are operating on their own for the first time. These potential problems may impair operating results, leading to losses to the Fund. Additionally, there is a possibility that the spun-off company may incur the business risk of the parent. There can be no assurance that a spun-off company will be financially independent or profitable, especially where the company represented a non-core or non-competitive business line of the parent company at the time of the spin-off.

Comment 14 – Principal Investment Strategies

The Staff notes the following disclosure in the section entitled “Management of the Fund”:

“The portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund. The portfolio managers have served as part of the portfolio management team of the Fund since its inception in 2021.”

Please add the month to the date of inception as it relates to the portfolio management team.

Response to Comment 14

The Fund has revised its prospectus in accordance with the Staff’s comment.

Comment 15 – Additional Information About the Fund’s Strategies and Risks

The Staff requests the Fund revise its disclosure to disclose the party who creates and maintains the Index and whether the Index Provider is affiliated with the Fund or its investment advisor.

Response to Comment 15

The Fund confirms that MVIS is the owner of the Index and is not affiliated with the Fund or its advisor. The Fund directs the Staff to the section entitled “Index Information” under “Additional Information about the Fund’s Strategies and Risks.” The revised disclosure appears below.

“MVIS is the owner and serves as the index provider of the BlueStar® Global E-Brokers and Digital Capital Markets Index. The Index is compiled and maintained by the Index Provider. Solactive serves as the Index calculation agent. Neither Amplify Investments nor any affiliate of Amplify Investments has any rights to influence the selection of the securities in the Index. The Index Provider is not affiliated with the Trust, Amplify Investments or the Distributor. No entity that creates, compiles, sponsors or maintains an index is or will be an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person, of the Trust, Amplify Investments, the Distributor or a promoter of the Fund.”

Comment 16 – Statement of Additional Information

The Staff notes the following disclosure in the section entitled “Investment Strategies”:

“Fund shareholders are entitled to 60 days’ notice prior to any change in this non-fundamental investment policy.”

Please revise the disclosure so it reads “[f]und shareholders are entitled to 60 days’ written notice…”

Response to Comment 16

The Fund has revised the disclosure in accordance with the Staff’s comment.

Comment 17 – FAST Act

The Staff requests the Fund confirm it is in compliance with the hyperlinking requirements under Fixing America's Surface Transportation Act (the “FAST Act”) (Release No. 33-10618).

Response to Comment 17

The Fund confirms it is in compliance with the FAST Act hyperlinking requirements.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

PRINCIPAL INVESTMENT STRATEGIES

The Fund will, under normal market conditions, invest at least 80% of its total assets in the securities that comprise the BlueStar® Global E-Brokers and Digital Capital Markets Index (the “Index”). The Fund employs a “passive management” investment strategy in seeking to achieve its investment objective. Using an indexing investment approach, the Fund attempts to replicate, before fees and expenses, the performance of the Index. The Fund generally will use a replication methodology, meaning it will invest in all of the underlying securities comprising the Index in proportion to the weightings in the Index. However, the Fund may utilize a sampling methodology under various circumstances where it may not be possible or practicable to purchase all of the underlying securities in the Index. The Fund’s investment sub-adviser, Penserra Capital Management LLC (“Penserra” or the “Sub-Adviser”) manages the investment of the Fund’s assets. The index provider is MV Index Solutions GmbH (the “Index Provider” or “MVIS”). The Index Provider is not affiliated with the Fund, Amplify Investments LLC (the “Adviser” or “Amplify Investments”) or the Sub-Adviser.

Index Methodology. The Index is a global index that tracks the performance of companies engaged in online securities brokerage and lending, market making and digital asset capital markets. To be eligible for inclusion in the Index, a company must derive at least 50% of their revenues or operating activity from the following: online brokerage or trading platforms (including self-directed wealth management platforms and robo-advisors), online lending platforms that also offer electronic brokerage (“e-brokerage”) services, market making, or digital asset capital market activities.

Additionally, in order to initially be eligible for inclusion in the Index, qualifying companies must also meet the following criteria:

(1)	a market capitalization equal to or greater than $150 million USD;

(2)	a minimum three-month average daily trading volume of $1 million USD; and

(3)	at least 250,000 shares traded per month over the last six months.

The Index targets inclusion of 98% of the companies in this investible universe, and has a minimum number of 25 components. To accomplish these targets, the Index Provider sorts all the stocks in the investable universe based upon such company’s free-float market capitalization in descending order. Free-float market capitalization is calculated by taking the equity’s price and multiplying it by the number of shares readily available in the market. Companies covering the top 95% of the free-float market capitalization initially qualify for selection. If the coverage is still below the target company inclusion or the number of components is less than the required minimum number of components, the largest remaining eligible companies, up to a 99.5% free-float market capitalization, will be selected until the target coverage and minimum number of components is reached.

Weighting of Underlying Securities. The Index employs a modified float-adjusted market capitalization methodology to ensure diversifications. Each security is subject to an 8% weight cap, with weights redistributed equally among uncapped components. The aggregate weight of companies with online lending platforms offering e-brokerage services is capped at 20% and components with an aggregate weight of 5% or more shall not exceed 50%.

Rebalancing and Reconstitutions. The Index is reconstituted and rebalanced on a quarterly basis in March, June, September and December. In addition, initial public offerings (“IPO”), special purpose acquisition company (“SPAC”) mergers, and newly spun-off companies may be added to the Index at the next semi-annual review, or on a monthly basis if such company has been trading since at least the last trading day of the month prior to the Review dates, based on closing data on the last business day in each month. In order to be added to the Index, the IPO stock, post-SPAC merger operating company, or a newly spun-off company must meet the following minimum size and liquidity requirements:

(1)	the company must have a full market capitalization exceeding $150 million;

(2)	the company must have a free-float factor of at least 10%;

(3)	the company must have an average daily trading volume of at least $1 million; and

(4)	the company must have traded at least 250,000 shares per month (or per 22 days).

Notwithstanding the foregoing, any IPO, SPAC or newly spun-off company with a market capitalization greater than $1 billion will be added on the Friday following the date of the applicable transaction, subject to the requirement that the free-float factor must be at least 10%.

A “business day” means any day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in Frankfurt, Germany. Changes are implemented and based on the closing prices of the third Friday of every quarter-end month (if such day is not a business day, it will take place the immediately preceding business day).

As of the date of this prospectus, the Index has 26 components.

The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”).